November 9, 2012

VIA-EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.

Amendment No. 4 Registration Statement on Form S-1

Filed November 7, 2012

File No. 333-183963

Dear Ms. Long,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated November 8, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 4 to the registration statement on Form S-1 (File No. 333-183963). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) on EDGAR. Please note that all page number references correspond to the clean version of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 66

Unaudited Pro Forma Consolidated Statement of Operations for the Year December 31, 2011, page 67

1.	We note your response to comment two in our letter dated November 5, 2012. As previously requested, please revise your disclosure to explain how you calculated the rate benefit from the flow through entity. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance. Please also address this comment for your interim presentation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 77 of the Registration Statement.

2.	We note the additional disclosures you provided in response to comment four in our letter dated November 5, 2012, in which you note that the number of units give effect to the unit distribution as part of the reorganization. We further note that the number of deferred equity units outstanding as of December 31, 2011, were less than the number of deferred equity units outstanding as of June 30, 2012. As such, it is unclear why the number of deferred equity units in the calculation of net income attributable to non-controlling interests for fiscal year 2011 in Note (3)(B) for pro forma purposes exceeds the number of units in the calculation for the six-months ended June 30, 2012. Please provide an explanation for the disparity in the number of deferred equity units outstanding for each pro forma period reflected to the number of deferred equity units reflected in your historical financial statements. Further, please provide your calculation of the revised number of deferred equity units outstanding for each period presented. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company notes that the number of deferred equity units outstanding as of December 31, 2011 (22,253) on page F-33 of Registration Statement is greater than the deferred equity units outstanding as of June 30, 2012 (16,788) on page F-57 of Registration Statement. Thus, the Company does not believe that there is a disparity. In addition, the Company has revised the disclosure on pages 68 and 77 of the Registration Statement to provide a calculation of the revised number of deferred equity units.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this submission, please call me at (212) 649-0600 or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ David J. Campbell
David J. Campbell

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)

Christina E. Melendi (Bingham McCutchen LLP)

David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

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